EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio of Income to Fixed Charges
(Dollar amounts in millions)

	Years ended
	June 28 2014	June 29 2013	June 30 2012	June 25 2011	June 26 2010
Income before provision for income taxes	$409.2	$570.3	$532.7	$661.7	$300.1

Fixed Charges:
Interest portion of rental expense	$0.5	$0.5	$0.9	$0.6	$0.4
Interest expense	27.0	16.4	13.1	11.1	0.4
Amortized premiums, discounts and capitalized expenses related to the debt	2.0	1.1	0.7	0.7	—
Total fixed charges	$29.5	$18.0	$14.7	$12.4	$0.8

Ratio of income to fixed charges	15x	33x	37x	54x	371x